# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forbright, Inc., CIK 0001925062
CUSIP: 34520K105
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 4445 Willard Avenue, Suite 1000, Chevy Chase, Maryland (MD), 20815
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001767366

## Reporting persons
- Bayview Opportunity Master Fund VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,281,207; sole dispositive power 0; shared dispositive power 1,281,207; aggregate amount beneficially owned 1,281,207 (4% of the class)
  Comment: The beneficial ownership reported on this cover page is as of August 14, 2026.
- Bayview Opportunity Master Fund VIa, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 680,641; sole dispositive power 0; shared dispositive power 680,641; aggregate amount beneficially owned 680,641 (2.1% of the class)
  Comment: The beneficial ownership reported on this cover page is as of August 14, 2026.
- Bayview Asset Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,961,848; sole dispositive power 0; shared dispositive power 1,961,848; aggregate amount beneficially owned 1,961,848 (6.1% of the class)
  Comment: The beneficial ownership reported on this cover page is as of August 14, 2026.
- Mayim Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 420,396; sole dispositive power 0; shared dispositive power 420,396; aggregate amount beneficially owned 420,396 (1.3% of the class)
  Comment: The beneficial ownership reported on this cover page is as of August 14, 2026
- David Ertel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 420,396; shared voting power 420,396; sole dispositive power 420,396; shared dispositive power 420,396; aggregate amount beneficially owned 840,792 (2.6% of the class)
  Comment: The beneficial ownership reported on this cover page is as of August 14, 2026

## Item 1. Issuer
Name of issuer: Forbright, Inc.
Address of issuer's principal executive offices: 4445 Willard Avenue, Suite 1000, Chevy Chase, MD 20815

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by the Reporting Persons (as defined herein) with respect to the shares of Class A common stock, $0.001 par value per share ("Class A Common Stock") of Forbright, Inc. (the "Issuer").

Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of: (i) Bayview Opportunity Master Fund VI, L.P., a Delaware limited partnership, (ii) Bayview Opportunity Master Fund VIa, L.P., a Delaware limited partnership, (iii) Bayview Asset Management, LLC, a Delaware limited liability company, (iv) Mayim Capital, LLC, a Florida limited liability company, and (v) David Ertel, a United States citizen.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Bayview Fund Management LLC, 4425 Ponce de Leon Blvd., 4th Floor, Coral Gables, FL 33146.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information set forth in the cover pages of this Schedule 13G are hereby incorporated by reference into this Item 4.

As of August 14, 2026, collectively, the Reporting Persons beneficially owned an aggregate of 2,802,640 shares of Class A Common Stock consisting of: (i) 1,281,207 shares of Class A Common Stock held by Bayview Opportunity Master Fund VI, L.P. ("BOF-VI Investor"), (ii) 680,641 shares of Class A Common Stock held by Bayview Opportunity Master Fund VIa, L.P. ("BOF-VIa Investor"), (iii) 420,396 shares of Class A Common Stock held by Mayim Capital, LLC ("Mayim Capital"), and (iv) 420,396 shares of Class A Common Stock held by David and Beth L. Ertel, husband and wife as tenants by the entireties. Mayim Capital holds an indirect equity interest in Bayview Asset Management, LLC, which is the sole member of Bayview Fund Management LLC, which serves as investment manager of each of BOF-VI Investor and BOF-VIa Investor. David Ertel is the sole member of Mayim Capital.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the shares of Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.

As of June 30, 2026, the Reporting Persons beneficially owned an aggregate of 1,835,713 shares of Class A Common Stock consisting of: (i) 839,183 shares of Class A Common Stock held by BOF-VI Investor, (ii) 445,816 shares of Class A Common Stock held by BOF-VIa Investor, (iii) 275,357 shares of Class A Common Stock held by Mayim Capital, and (iv) 275,357 shares of Class A Common Stock held by David and Beth L. Ertel, husband and wife as tenants by the entireties.
Percent of class:
As of August 14, 2026, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Class A Common Stock listed on such Reporting Person's cover page. As of August 14, 2026, the Reporting Persons beneficially owned in the aggregate 2,802,640 shares of Class A Common Stock representing 8.7% of the outstanding shares of Class A Common Stock.

Calculations of the percentage of shares of Class A Common Stock beneficially owned are based on 32,103,172 shares of Class A Common Stock outstanding as of the date hereof based on information provided by the Issuer.

As of June 30, 2026, the Reporting Persons beneficially owned an aggregate of 1,835,713 representing 6.3% of the outstanding shares of Class A Common Stock based on 28,939,391 shares of Class A Common Stock outstanding following the consummation of the Issuer's initial public offering as disclosed in the prospectus on Form 424B4 filed by the Issuer with the Securities and Exchange Commission on June 11, 2026.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bayview Opportunity Master Fund VI, L.P.: /s/ Daniel J. Blumenthal, By: Bayview Capital GP VI, LLC, its General Partner, By: Daniel J. Blumenthal, Senior, Vice President and Secretary (08/14/2026)
- Bayview Opportunity Master Fund VIa, L.P.: /s/ Daniel J. Blumenthal, By: Bayview Capital GP VIA, LLC, its General Partner, By: Daniel J. Blumenthal, Senior, Vice President and Secretary (08/14/2026)
- Bayview Asset Management, LLC: /s/ Carlos M. Portugal, Carlos M. Portugal, Senior Vice President (08/14/2026)
- Mayim Capital, LLC: /s/ David Ertel, David Ertel, President (08/14/2026)
- David Ertel: /s/ David Ertel, David Ertel (08/14/2026)